

SEC 09056570 ISSION

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~8912~~ 847

6 7064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HARRIS INVESTOR SERVICES, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

__311 WEST MONROE, 14TH. FLOOR__
                        (No. and Street)

__CHICAGO__   __ILLINOIS__   __60606__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__DOUGLAS EPISCOPIO__   __(212) 702-1985__
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KPMG LLP.__
                    (Name – if individual, state last, first, middle name)

__345 PARK AVENUE__   __NEW YORK__   __NEW YORK__   __10154__
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR - 2 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___MICHAEL MIROBALLI_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___HARRIS INVESTOR SERVICES, INC._____ , as of ___DECEMBER 31_____, 20_08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

_____
Notary Public

MICHAEL MIROBALLI, PRESIDENT AND CHIEF
Title   OPERATING OFFICER

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Harris Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Harris Investor Services, Inc. (the Company), a wholly owned subsidiary of Harris Bankcorp, Inc. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harris Investor Services, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	1,461,828
Securities purchased under agreements to resell		6,238,686
Receivable from clearing broker-dealer, net		124,643
Receivable from affiliates		55,030
Financial instruments owned, at fair value		36,072,814
Accounts receivable		165,387
Income tax receivable		3,504,628
Deferred tax assets, net		1,041,400
Prepaid expenses		211,758
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,203		41,352
Total assets	$	48,917,526

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	382,424
Financial instruments sold, not yet purchased, at fair value		82,046
Accrued compensation and related benefits		2,898,221
Accounts payable and accrued expenses		108,594
Income taxes payable		316,760
Total liabilities		3,788,045
Stockholder's equity		45,129,481
Total liabilities and stockholder's equity	$	48,917,526

See accompanying notes to statement of financial condition.

HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Organization and Description of Business

Harris Investor Services, Inc. (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the New York Stock Exchange Group, Inc. (NYSE) and National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned subsidiary of Harris Bankcorp, Inc. (The Parent), which is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through Harris N.A. (the Bank) branch locations. Pursuant to a clearing agreement between the Company and its clearing broker, all securities transactions are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank on New York Company, Inc. Under the agreement, Pershing provides the Company with certain back office support and clearing services.

On January 4, 2007, the Parent completed the acquisition of First National Bank & Trust (FNBT), a 32-branch community bank with locations in Indiana. Included in this acquisition was FNBT's subsidiary broker-dealer company, First National Investments, Inc. (FNI). Pursuant to the terms of a merger agreement, FNI merged with and into the Company, with the Company being the surviving corporation. The merger of the two broker-dealers became effective December 20, 2007. The combination was recorded using historical carrying values for FNI as recognized by the Parent. The 2007 statement of financial condition and statement of operations included the financial results of both companies combined since the date of acquisition.

(2) Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities and are carried at contract amount plus accrued interest. These highly liquid securities have original maturities at the date of purchase of three months or less.

The Company's policy is to take possession of securities purchased (with a market value equal to or greater than the principal amount loaned under resale agreements) under agreements to resell and to value the

securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of a default, to liquidate collateral held and to offset receivables and payables with the same counterparty. Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41).

Financial Instruments Owned

Financial instruments owned include auction rate securities (ARS) held in firm-owned accounts at the Company's clearing broker.

During October 2008, the Company entered into a settlement agreement with FINRA, to offer to repurchase ARS owned by clients at par.

Receivable from Clearing Broker-Dealer

Receivables from clearing broker-dealer consists of a cash deposit of $100,000, net revenues earned and expenses incurred from customer transactions conducted through the clearing broker of $24,643.

Stockholder's Equity

Stockholder's equity includes a capital contribution of $10,200,000 received from the Parent in 2005. Originally, the Company issued 102 shares of common stock with no par value per share. The fair market value of the stock was equal to the amount contributed by the affiliate.

Per the merger agreement with FNI, the 102 shares of common stock of the Company issued and outstanding immediately prior to the effective date of merger were converted into one issued and outstanding share of common stock, with no par value per share. Additionally, shares of FNI stock were converted into nine one-thousandths (0.009) shares of the Company issued and outstanding. Common stock was $10,201,000 at December 31, 2007.

On September 30, 2008 the Parent made a capital contribution of $10,000,000 to the Company, who in turn issued 165 shares of common stock with a $1 par value.

On November 6, 2008 the Parent made a capital contribution of $36,000,000 to the Company, who in turn issued 617 shares of common stock with a $1 par value. Common stock was $10,201,782 at December 31, 2008.

Income Taxes

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company is a Delaware corporation that is included in the consolidated federal and state tax returns of Harris Financial Corp. and its eligible affiliates. Under the terms of a tax-sharing agreement, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal consolidated return based upon its current tax benefit or liability.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."* FIN 48 requires the Company to disclose any unrecognized tax benefits related to uncertain tax positions. As of December 31, 2008, there were no such unrecognized tax benefits. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. No penalties or interest have been recognized by the Company during 2008.

The Internal Revenue Service completed its examination of the consolidated 2005 federal income tax return in which the Company is included; there was no adjustment to the Company's 2005 results as reported. The Company is no longer subject to federal, state or local tax audits for the years prior to 2005.

Securities Transactions

Securities transactions, and related revenues and expenses, are recorded on a settlement date basis and, if material, adjustments are made on a trade-date basis. There were no adjustments necessary at December 31, 2008.

(3) **Fair Value Measurements (SFAS 157)**

The Company implemented SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2008. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

SFAS 157 also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Fair Value Option (SFAS 159)

In conjunction with the implementation of SFAS 157, the Company implemented SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), as of January 1, 2008. SFAS 159 provides an option on an instrument-by-instrument basis for most financial assets and liabilities to be reported at fair value with changes in fair value reported in earnings. The election is made at the acquisition of a financial asset, financial liability, or a firm commitment and it may not be revoked. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that resulted prior to its adoption from being required to apply fair value accounting to certain economic hedges (e.g. derivatives) while having to measure the assets and liabilities being economically hedged using an accounting method other than fair value. The Company has not elected the fair value option for any financial asset or financial liability that was previously accounted for using a method other than fair value.

(4)   Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value, are short-term, or are replaceable on demand. Therefore, their carrying amounts approximate fair values.

(5)   Fair Value (SFAS 157 and SFAS 159)

As noted in Footnote 3, the Company implemented SFAS No. 157 and SFAS No. 159. See Footnote 3 for a description of SFAS No. 157 and SFAS No. 159.

Determination of Fair Value

The Company measures fair value using the procedures set out below for all assets and liabilities measured at fair value, irrespective of whether they are carried at fair value as a result of an election under SFAS 159, or whether they were previously carried at fair value.

Auction rate securities (ARS) are long-term securities with interest rates or dividend yields that are reset periodically through an auction process. Although the maturity periods of ARS range from five years to 30 years or more for debt obligations and no stated maturity for closed-end fund preferred shares, auctions provide the primary source of liquidity for ARS investors and typically occur every 7, 14, 28 or 35 days.

ARS can become illiquid when an auction fails. ARS auctions fail when the supply of ARS being auctioned exceeds the demand for the securities in that auction. When an ARS auction fails, investors

HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

receive a penalty interest rate or dividend until the next auction but are unable to sell their securities at that time.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008.

Description	12/31/08	Fair Value Measurements at December 31, 2008 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Financial Instruments owned	$ 36,072,814	$ 64,308	$ 0	$ 36,008,506
Total assets	$ 36,072,814	$ 64,308	$ 0	$ 36,008,506
Liabilities				
Financial Instruments sold, not yet purchased	$ 82,046	$ 82,046	$ 0	$ 0
Total liabilities	$ 82,046	$ 82,046	$ 0	$ 0

HARRIS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)
Notes to Statement of Financial Condition
December 31, 2008

The following table presents the changes in the Level 3 fair-value category for the year ended December 31, 2008. The Company classifies instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs.

Description	January 1, 2008	Net realized/ Unrealized gains (losses) included in		Transfers in and/or out of Level 3	Purchases issuances and settlements	December 31, 2008	Unrealized gains (losses) still held
		Principal Transactions	Other Expense				
Assets							
Financial Instruments owned	$ -	$ (1,651,893)	$ (7,647,031)	$ -	$ 45,307,430	$ 36,008,506	$ (1,651,893)
Total Assets	$ -	$ (1,651,893)	$ (7,647,031)	$ -	$ 45,307,430	$ 36,008,506	$ (1,651,893)

(6)   Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through September 2009. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $459,650.

(7) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2008 are presented below:

Gross deferred tax assets:		
Deferred employee compensation	$	204,415
Employee benefit plans		332,857
State net operating losses, net of federal		716,002
Other		409,448
Gross deferred tax assets		1,662,722
Valuation allowance		(846,658)
Deferred tax assets net of valuation allowance		816,064
Tax effect of fair value adjustments for minimum pension liability recorded directly to stockholder's equity		225,336
Net deferred tax assets	$	1,041,400

The Company is included in consolidated federal and state income tax returns. Based upon the consolidated group's carryback ability and projections of future taxable income, Management believes that the realization of the recognized federal deferred tax asset is more likely than not; and as such, no federal valuation allowance has been recorded at December 31, 2008. Realization of state deferred tax assets and state net operating losses is not more likely than not for all states and a valuation allowance, net of federal, of $846,658 was recorded during the year ended December 31, 2008.

At December 31, 2008, the Company had state tax loss carryforwards of approximately $36.6 million, which will expire in 2028.

FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*, requires the Company to disclose any unrecognized tax benefits. As of December 31, 2008, there were no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2008.

The Internal Revenue Service, IRS, completed its examination of the consolidated 2005 federal tax return in which the Company is included; there was no adjustment to the Company's 2005 results as reported. In December 2008, the opening conference occurred with the IRS regarding the audit of the 2006 and 2007 consolidated federal tax returns in which the Company is included. No adjustments have been proposed to the Company's federal tax positions and no time table has been established as to the completion of the audit. The Company is no longer subject to federal, state or local tax audits for the years prior to 2005.

(8) Related-Party Transactions

Cash represents $1,461,828 maintained at the Bank, an affiliate of the Company and a wholly owned subsidiary of the Parent. For the year ended December 31, 2008, the Company incurred $19,617 of bank-related service costs.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent. As of December 31, 2008, securities purchased under agreements to resell amounted to $6,238,686.

The Company may enter into agreements with entities related through common ownership for various support services. Intercompany services include affiliated provider fees for support services and operating expenses primarily relating to communications and technology. At December 31, 2008, payable to affiliates represents $382,424 for intercompany services. Income tax receivable of $3,504,628 represents a receivable from Parent. Receivable from affiliates consists of $55,030, primarily resulting from corporate services provided to affiliates.

(9) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by the Bank. Most of the employees participating in retirement plans are included in one primary plan ("the Plan"). The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the primary plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by the Bank (the Medical Plan) which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company, in accordance with SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R),"* recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

HARRIS INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Harris Bankcorp, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(10) Financial Instruments

Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

Market Risk

The financial instruments owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(11) Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. The Company's required net capital is the greater of $100,000 or the amount based on aggregate indebtedness. At December 31, 2008, the Company's net capital of $4,082,135 was in excess of the minimum requirement by $3,835,069.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

The Board of Directors
Harris Investor Services, Inc.:

In planning and performing our audit of the financial statements of Harris Investor Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2009